Filed pursuant to Rule 253(g)(2)

File No. 024-11838

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 6, 2022 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1765347/000110465922057019/tm2214521d1_253g2.htm

Additional information about the Company is available in the amendment to its 2022 Semiannual Report filed on Form 1-SA available here:

https://www.sec.gov/Archives/edgar/data/1765347/000110465922103269/tm2226670d1_1sa.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 6, 2022

THIS SUPPLEMENT IS DATED DECEMBER 13, 2022

We have determined that the price for each share of our Class A Preferred Stock will be $13.50 and the minimum investment amount is 50 shares ($675). The information in the Offering Circular, including the cover, “Dilution,” “Plan of Distribution and Selling Securityholders,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.

In addition, the Company has changed the address of its principal executive offices to the following: 650 E. Bloomingdale Ave, Brandon, FL 33511.